Exhibit (a)(5)(A)

IN THE COURT OF COMMON PLEAS OF

MONTGOMERY COUNTY, PENNSYLVANIA

ANDREW T. THORN, on Behalf of Himself	)	Case No.
and All Others Similarly Situated and	)
Derivatively on Behalf of ORTHOVITA, INC.,	)	CLASS ACTION
)
Plaintiff,	)
vs.	)	VERIFIED SHAREHOLDER DERIVATIVE
	)	AND CLASS ACTION COMPLAINT
ANTONY KOBLISH, WILLIAM E.	)
TIDMORE, JR., R. SCOTT BARRY, PAUL	)
G. THOMAS, MORRIS CHESTON, JR.,	)
MARY E. PAETZOLD, PAUL T. TOUHEY,	)
JR., STRYKER CORPORATION, and OWL	)
ACQUISITION CORPORATION,	)
)
Defendants,	)
)
and	)
)
ORTHOVITA, INC., a Pennsylvania	)
corporation,	)
)
Nominal Defendant.	)
)
)
)

NOTICE TO DEFEND-CIVIL

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.

IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICES TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.

LAWYER REFERENCE SERVICE

MONTGOMERY BAR ASSOCIATION

100 West Airy Street (REAR)

NORRISTOWN, PA 19401

(610) 279-9660, EXTENSION 201

IN THE COURT OF COMMON PLEAS OF

MONTGOMERY COUNTY, PENNSYLVANIA

ANDREW T. THORN	)	Case No.
4643 Constance Drive	)
San Diego, CA 92115)		CLASS ACTION
on Behalf of Himself and All Others Similarly	)
Situated and Derivatively on Behalf of	)
ORTHOVITA, INC.,	)	VERIFIED SHAREHOLDER DERIVATIVE
	)	AND CLASS ACTION COMPLAINT
Plaintiff,	)
vs.	)
)
)
ANTONY KOBLISH	)
1998 Rochambeau Drive	)
Malvern, PA 19355,	)
)
WILLIAM E. TIDMORE, JR.	)
13561 China Berry Way	)
Fort Myers, FL 33908,	)
)
R. SCOTT BARRY	)
280 Park Avenue, 27th Floor East	)
New York, NY 10017,	)
)
PAUL G. THOMAS	)
7 McKay Drive	)
Bridgewater, NJ 08807,	)
)
MORRIS CHESTON, JR.	)
1 Timber Fare	)
Spring House, PA 19477,	)
)
MARY E. PAETZOLD	)
4202 Terrington Drive	)
Wilmington, NC 28412,	)
)
PAUL T. TOUHEY, JR.	)
102 Laura Lane	)
Royersford, PA 19468,	)
)
STRYKER CORPORATION	)
2825 Airview Boulevard	)
Kalamazoo, MI 49002,	)
)
)
)
)
)
)

OWL ACQUISITION CORPORATION,	)
Corporation Trust Center	)
1209 Orange Street	)
Wilmington, DE 19801,	)
)
Defendants,	)
)
-and-)
)
ORTHOVITA, INC. a Pennsylvania	)
corporation,	)
77 Great Valley Parkway	)
Malvern, PA 19355)
)
Nominal Defendant.	)
)

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class and derivative action brought by plaintiff on behalf of himself and holders of common stock of Orthovita, Inc. (“Orthovita” or the “Company”) and on behalf of Orthovita, against Stryker Corporation (“Stryker”), Owl Acquisition Corporation (“Owl”), and the members of Orthovita’s Board of Directors (the “Board”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Stryker (the “Proposed Acquisition”).

2. Orthovita is a specialty spine and orthopedic company with a portfolio of orthobiologic products for the fusion, regeneration and fixation of human bone and biosurgery products for controlling intra-operative bleeding. The Company’s products are based on novel and unique proprietary biomaterials, and are sold through Orthovita’s continually strengthened and optimized hybrid distribution network of direct sales representatives and independent distributors. Over the past decade, the Company has received applicable domestic and international regulatory clearances for over a dozen different products, and has increased its annual revenues every year since 2000. This trend is anticipated to continue, as analysts project better than a 100% increase in Orthovita’s sales growth for 2011.

3. However, the Board has decided to sell the Company now via a tender offer at the grossly inadequate price of $3.85 per share (the “Proposed Consideration”), rather than having Orthovita’s shareholders continue to participate in the Company’s upside. Though it represents a one-day premium to Orthovita’s stock price, the Proposed Consideration is at a discount to the target price set for the Company’s stock by numerous equity analysts. Indeed, the Proposed Consideration values Orthovita at just 3.2x forward sales, which is well below recent medical technology company transactions that have commanded average multiples of approximately 4x and even in excess of 5x forward sales.

4. The members of the Board are breaching their fiduciary duties by deciding to sell the Company now for the unfair Proposed Consideration. Further, the members of the Board also breached their fiduciary duties by agreeing to preclusive deal protection devices in connection with the Agreement and Plan of Merger the Company entered into on May 16, 2011 (the “Merger Agreement”). These provisions, which effectively preclude any competing proposals to acquire the Company, include: (i) a no-solicitation provision prohibiting defendants from performing their duties to diligently obtain, consider, and disclose all reasonably available information concerning the best value for Orthovita shareholders; (ii) a “matching rights” provision which allows Stryker to match any competing bid for the Company; (iii) a non-mutual termination fee of $9.9 million if the Proposed Acquisition is terminated in connection with a competing acquisition proposal or under certain other circumstances; and (iv) agreements with shareholders controlling approximately 14.5% of the Company’s outstanding shares to support the Proposed Acquisition and tender their shares in the tender offer (each a “Tender Agreement”).

5. While the Board is intent on cashing out the Company’s shareholders at an unfair price, the Company’s fiduciaries will receive immediate benefits from the closing of the Proposed Acquisition. For instance, as part of the Proposed Acquisition, Orthovita’s fiduciaries’ stock options and restricted stock will vest immediately and be converted into large cash payments. Additionally, defendant Antony Koblish (“Koblish”), Orthovita’s President, Chief Executive Officer (“CEO”), and a member of the Board, will receive a $500,000 bonus approved by the Board if the Proposed Acquisition is successful. Koblish is also in line for an additional cash payout of nearly $1 million should his employment be terminated following the closing of the Proposed Acquisition.

6. In addition, on information and belief, the Proposed Acquisition was motivated by the desire of Essex Woodlands Health Ventures Fund VII, L.P. (“Essex Woodlands”), a fund that holds approximately 12.5% of Orthovita’s outstanding shares, to exit its position in the Company. Essex Woodlands has an inside presence at the Company, as defendant R. Scott Barry (“Barry”), an Orthovita director, is a Partner of Essex Woodlands, and Essex Woodlands previously recruited defendant William E. Tidmore, Jr. (“Tidmore”), Orthovita’s Chairman of the Board, and defendant Paul G. Thomas (“Thomas”), an Orthovita director, to their positions on the Board.

7. Essex Woodlands has been rapidly exiting certain investments in its portfolio. In fact, the Proposed Acquisition of Orthovita is Essex Woodlands’s third such exit in the past thirty days. As a result of Essex Woodlands’s desire to exit its investment in Orthovita, and aided by the influence it has over a substantial portion of the Company’s Board through defendants Barry, Tidmore, and Thomas, Essex Woodlands was able to help power Orthovita to enter into the Proposed Acquisition now, instead of allowing the Company’s shareholders to participate in Orthovita’s future upside. As a result of the Proposed Acquisition, Essex Woodlands will reap profits of over $11.7 million from its investment in the Company.

8. Because defendants dominate and control the business and corporate affairs of Orthovita, there exists an imbalance and disparity of economic power between them and the public shareholders of Orthovita. Therefore, it is inherently unfair for defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for Orthovita’s shareholders, who they are duty-bound to serve, defendants disloyally placed their own interests and the interests of Essex Woodlands first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

9. To remedy the Individual Defendants’ (as defined herein) breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Orthovita shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

10. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Pennsylvania so as to render the exercise of jurisdiction by the Pennsylvania courts permissible under traditional notions of fair play and substantial justice.

11. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Orthovita occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

12. Plaintiff Andrew T. Thorn was a shareholder of Orthovita.

13. Nominal defendant Orthovita is a Pennsylvania corporation and a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. Orthovita’s products are based on novel and unique proprietary biomaterials that have innovative mechanisms of action in the body. Orthovita’s orthobiologic platform offers products for the fusion, regeneration, and fixation of human bone and the biosurgery platform offers products for controlling intra-operative bleeding. Upon completion of the Proposed Acquisition, Orthovita will become an indirect wholly- owned subsidiary of Stryker. Orthovita’s principal executive offices are located at 77 Great Valley Parkway, Malvern, Pennsylvania.

14. Defendant Koblish is Orthovita’s President, CEO, and a director and has been since April 2002. Koblish was also Orthovita’s Senior Vice President of Commercial Operations from June 2001 to April 2002 and Manager of Orthovita’s Worldwide Marketing division from January 1999 to June 2001. On May 15, 2011, the Board approved a bonus payment of $500,000 to Koblish, contingent upon the acceptance of Orthovita stock by Owl in the tender offer. Also, in connection with the Proposed Acquisition, Koblish entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

15. Defendant Tidmore is Orthovita’s Chairman of the Board and has been since March 2009 and a director and has been since July 2007. Tidmore was also recruited to Orthovita’s Board by Essex Woodlands, a healthcare venture capital firm, which entered into a Tender Agreement with Stryker and Owl. Pursuant to the Tender Agreement, Essex Woodlands agreed to tender all of its shares, representing 12.5% of Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Acquisition and against any alternative proposal. Tidmore also entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

16. Defendant Barry is an Orthovita director and has been since July 2007. Barry is also a Partner of Essex Woodlands and has been since 2008. Barry was a Principal of Essex Woodlands from October 2006 to 2008. In connection with the Proposed Acquisition, Essex Woodlands entered into a Tender Agreement with Stryker and Owl, pursuant to which it agreed to tender all of its shares, representing 12.5% of Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Acquisition and against any alternative proposal. Barry also entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

17. Defendant Thomas is an Orthovita director and has been since July 2007. Thomas was also recruited to Orthovita’s Board by Essex Woodlands, which entered into a Tender Agreement with Stryker and Owl. Pursuant to the Tender Agreement, Essex Woodlands agreed to tender all of its shares, representing 12.5% of Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Acquisition and against any alternative proposal. Thomas also entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

18. Defendant Morris Cheston, Jr. (“Cheston”) is an Orthovita director and has been since May 2001. In connection with the Proposed Acquisition, Cheston entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

19. Defendant Mary E. Paetzold (“Paetzold”) is an Orthovita director and has been since February 2003. In connection with the Proposed Acquisition, Paetzold entered into a Tender Agreement with Stryker and Owl, pursuant to which she agreed to tender all of her shares of Orthovita common stock in the tender offer, and to vote her shares in favor of the Proposed Acquisition and against any alternative proposal.

20. Defendant Paul T. Touhey, Jr. (“Touhey”) is an Orthovita director and has been since March 2007. In connection with the Proposed Acquisition, Touhey entered into a Tender Agreement with Stryker and Owl, pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Acquisition and against any alternative proposal.

21. Defendant Stryker is a Michigan corporation and a leading global medical technology company focused on helping healthcare professionals perform their jobs more efficiently while enhancing patient care. Stryker offers a broad range of innovative medical technologies, including reconstructive, medical and surgical, and neurotechnology and spine products. The Proposed Acquisition will expand Stryker’s orthobiologics product portfolio and strengthen its competitive position in key segments of the spine, orthopaedics, and biosurgery markets. Stryker’s principal executive offices are located at 2825 Airview Boulevard, Kalamazoo, Michigan.

22. Defendant Owl is a Delaware corporation and an indirect wholly-owned subsidiary of Stryker. In connection with the Proposed Acquisition, Owl will commence a tender offer to purchase all the outstanding shares of Orthovita common stock. Upon completion of the Proposed Acquisition, Owl will merge with and into Orthovita and will cease its separate corporate existence.

23. The defendants named above in 14-20 are sometimes collectively referred to herein as the “Individual Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. Under Pennsylvania law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

25. In accordance with their duties of loyalty, the Individual Defendants, as officers and/or directors of Orthovita, are obligated under Pennsylvania law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

26. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty and good faith owed to plaintiff and other public shareholders of Orthovita. Certain of the defendants stand on both sides of the transaction, are engaging in self- dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Orthovita’s executives and directors are benefitting from immediate vesting of their Company stock options and restricted stock upon consummation of the Proposed Acquisition, and defendant Koblish will also receive a $500,000 cash bonus if the Proposed Acquisition is successful. These executives and directors have managed to secure for themselves substantial financial benefits at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Orthovita common stock in the Proposed Acquisition.

27. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

28. On May 16, 2011, Orthovita issued the following press release announcing that the Individual Defendants had agreed to sell Orthovita to Stryker for $3.85 per Orthovita share:

Malvern, PA – May 16, 2011 – Orthovita, Inc. (Nasdaq: VITA) today announced that it has entered into a merger agreement under which Stryker Corporation (NYSE: SYK) has agreed to acquire all of the common stock of Orthovita for $3.85 per share in cash which represents a total value of approximately $316 million.

William E. Tidmore, Chairman of the Board, said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Orthovita and its shareholders. We believe this is a very positive outcome for our shareholders and maximizes the value of Orthovita’s orthobiologic and biosurgery platforms.”

“This transaction is a great event for our shareholders, customers and employees,” said Antony Koblish, President and Chief Executive Officer. Mr. Koblish added, “This transaction delivers significant value to our shareholders and allows us to combine our portfolio of orthobiologic and biosurgery products as well as our novel and unique proprietary biomaterials pipeline with Stryker’s industry-leading sales and marketing teams. We look forward confidently to an exciting future with a great partner.”

Under the terms of the merger agreement, Stryker will commence an all-cash tender offer to acquire all of the outstanding common stock of Orthovita for $3.85 per share within 10 business days. The tender offer is expected to be completed in the second quarter of 2011. The tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Orthovita common stock on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the tender offer, Stryker will acquire the remaining outstanding shares of Orthovita common stock through a second step merger.

Orthovita’s board of directors has approved the tender offer and resolved to recommend that Orthovita shareholders tender their shares to Stryker in the tender offer. In addition, shareholder Essex Woodlands Health Ventures Fund VII, L.P., whose representative R. Scott Barry is a member of Orthovita’s Board of Directors, as well as Messrs. Tidmore and Koblish and all of Orthovita’s other directors and executive officers, who collectively own approximately 14.5% of the fully diluted common stock of Orthovita, have committed to tender their shares in the tender offer.

29. On May 16, 2011, the Company also filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”), wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

30. Under Section 5.02 of the Merger Agreement, Orthovita is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. Section 5.02(a) provides that:

(i) The Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, from and after the Agreement Date until the earlier of the Director Appointment Date or the termination of this Agreement in accordance with Section 8.01, (A) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, a Takeover Proposal, (B) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to a Takeover Proposal or (C) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations. For purposes of this Agreement:

* * *

(ii) The Company shall immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Person conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any actual or potential Acquisition Transaction and shall use its reasonable best efforts to cause any such Person to return or destroy all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person or its Representatives.

31. Though the Merger Agreement ostensibly has a “fiduciary out” provision that allows the Company to negotiate with other bidders, this provision is actually illusory. In order for Orthovita to negotiate with any other suitors, the potential acquirer would first have to make an unsolicited offer. Without access to non-public information, which the Company is prevented from offering under the Merger Agreement prior to the receipt of an offer that the Company reasonably expects to lead to a superior deal, no other bidders will emerge to make a superior proposal.

32. Furthermore, under Section 5.02(d) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Stryker of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, Stryker is granted five business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s shareholders as the unsolicited offer. Stryker will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer. Accordingly, no rival bidder is likely to emerge. Section 5.02(d) specifically states in pertinent part:

[T]he Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company has materially complied with all of its obligations pursuant to this Section 5.02, and (B):

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and a copy of the proposed definitive agreement for any such Superior Proposal in the form to be entered into; and

(ii) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.

33. Orthovita is also subject to another preclusive lock-up provision in Section 8.01 of the Merger Agreement. Section 8.01(f) states that the Company must pay Stryker a “Company

Termination Fee,” defined in the Merger Agreement as $9,891,604, if Orthovita accepts a superior proposal. This provision is unfair to the Company’s shareholders and contrary to their interests because it deters and prevents the submission of higher proposals, especially in connection with the no-solicitation and matching rights clauses in Section 5.02. Indeed, the $9.9 million termination fee, which amounts to 3.25% of the Proposed Acquisition’s total equity value, would add an additional $0.13 per share to the cost of a competing bid to acquire the Company.

34. In addition to the preclusive lock-up devices described above, the Board entered into improper provisions designed to help ensure that Stryker will acquire the requisite 80% of Orthovita’s shares outstanding to execute a short-form merger. The Individual Defendants, along with certain other Company officers and Essex Woodlands, which is affiliated with defendants Barry, Thomas, and Tidmore, entered into the Tender Agreements with Stryker and Owl. The Tender Agreements collectively lock up the support and tender of approximately 14.5% of the Company’s outstanding shares in the Proposed Acquisition. As further described in Orthovita’s Form 8-K filed with the SEC on May 16, 2011:

In connection with the Merger Agreement, Parent and Purchaser have entered into Tender and Voting Agreements with each of Orthovita’s directors and executive officers and with Essex Woodlands Health Ventures Fund VII, L.P.(“Essex Woodlands”) pursuant to which, among other things, such shareholders have agreed to tender (and deliver any certificates evidencing) all of their shares of Orthovita common stock (including shares acquired upon the exercise of options), representing approximately 14.5% of the fully diluted shares of Orthovita common stock, as well as any additional shares acquired after the date of Tender and Voting Agreement, in the Offer promptly following the commencement of the Offer, and in any event no later than 10 business days following the commencement of the Offer.

Should Stryker acquire at least 80% of the Company’s outstanding shares via the tender offer, the Proposed Acquisition can be completed pursuant to Pennsylvania’s short-form merger statute, and therefore without a shareholder vote, despite the unfair process and inadequate Proposed Consideration inherent in the Proposed Acquisition.

35. The provisions above, which will serve to unreasonably deter and discourage superior offers from other interested parties, were agreed to by the Individual Defendants to help secure the personal benefits and unfair profits afforded to them through the Proposed Acquisition and all but ensure that no other bidder steps forward to submit a superior proposal.

THE PROPOSED ACQUISITION UNDERVALUES ORTHOVITA

36. The Proposed Consideration of $3.85 per Orthovita share substantially undervalues the Company’s assets and future prospects. Orthobiologics is one of the hottest areas of development in orthopedics and has a current market worth an estimated $5 billion. The Company has a strong foothold in this industry and is a global leader in synthetic bone grafts by virtue of its Vitoss product portfolio. Further, Orthovita has several other approved orthobiologic products, along with a well- established portfolio of biosurgery products.

37. Vitoss is a bone graft substitute that Orthovita launched in the United States and Europe in 2001. Since the introduction of Vitoss, the Company has earned fourteen regulatory approvals for eleven different Vitoss- related products, including recent approvals by the U.S. Food and Drug Administration (“FDA”) in December 2010 and February 2011. This well established portfolio of global leader Vitoss is anticipated to continue to pay increasing dividends for the Company. For example, in a May 5, 2011 report from Susquehanna Financial Group, LLP, analyst David Turkaly wrote:

[T]he premium Vitoss line continues to grow and we expect the recently launched Vitoss BA2X and the upcoming launch of Vitoss Bimodal (expected late 2011 /early 2012) will help to reinvigorate the segment, as well as command premium pricing as new Vitoss iterations generally receive a ~10% higher ASP.

38. In addition to Vitoss, the Company has successful products in Cortoss, a bone augmentation material cleared by the FDA in June 2009, and its Vitagel line, an FDA-approved liquid hemostat in Orthovita’s biosurgery platform for controlling intra-operative bleeding. Analyst Charley R. Jones at Barrington Research Associates, Inc. highlighted the momentum the Company is gaining and its valuable market positioning and future prospects in his May 6, 2011 report:

VITA’s base business is starting to reaccelerate due to new product introductions driving slight pricing improvements, as well as a general stabilization within the spine market. VITA is also positioned extremely well for new product introductions with a next generation bone graft (BiModal) in Ql/12 that is already approved, as well as a balloon for bone augmentation in 1H/12 and a new Cortoss label for cranial defects ($150 million market opportunity) in 1H/12. In addition, we expect VITA to initiate an IDE for a new bioactive structural PEEK implant that serves a $1 billion dollar market opportunity in 1H/12.

39. Despite Orthovita’s strong portfolio and future prospects, the Board has agreed to sell the Company now for the grossly inadequate Proposed Consideration. Equity analysts agree that the Proposed Consideration undervalues the Company and would shortchange its shareholders. Prior to the announcement of the Proposed Acquisition, numerous analysts had maintained target prices for Orthovita above the Proposed Consideration, and in response to the Proposed Acquisition announcement, still more analysts expressed that the Proposed Consideration does not measure up to recent comparable transactions. For example:

(a) James Sidoti of Sidoti & Company, LLC maintained a target price for Orthovita of $4.00 per share;

(b) Charley R. Jones of Barrington Research Associates, Inc. maintained a target price for Orthovita of $4.00 per share;

(c) David Turkaly of Susquehanna Financial Group, LLLP maintained a target price for Orthovita of $4.00 per share;

(d) Adam Feinstein and Matthew Taylor of Barclays Capital stated that, in comparison to the 3.3x trailing twelve months revenue valuation represented by the Proposed Consideration, “[r]ecent MedTech transactions have commanded multiples in excess of 5x forward revenue, with an average of ~4x”; and

(e) Matthew Dodds of Citigroup Global Markets Inc. stated that the 3.2x current sales valuation represented by the Proposed Consideration “is on the lower end of the med tech average the past 3 years (4.0-4.5x).”

40. The Proposed Consideration does not reflect the true inherent value of the Company that was known only to defendants, as officers and directors of Orthovita, at the time the Proposed Acquisition was announced.

THE UNFAIR AND INADEQUATE PROCESS

41. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Stryker, they failed to implement a process to obtain the maximum price for Orthovita shareholders.

42. As a result of defendants’ conduct, Orthovita’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as officers and directors of Orthovita, and Stryker at the time the Proposed Acquisition was announced. Indeed, the Individual Defendants ensured that Orthovita would be sold to one buyer and one buyer only by negotiating a no-solicitation clause that prevents Orthovita from soliciting higher offers, the matching rights provision, and a $9.9 million termination fee that will discourage any unsolicited offers.

SELF-DEALING

43. By reason of their positions with Orthovita, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Orthovita. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Orthovita. Therefore, it is inherently unfair for the Individual Defendants to execute and Pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

44. Specifically, the Individual Defendants have obtained a provision that allows for accelerated vesting of Company stock options and restricted stock. Under Section 3.03(a) of the Merger Agreement:

Company Equity Awards. AS soon as reasonably practicable following the Agreement Date, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) shall adopt appropriate resolutions and take all other actions as may be required, including obtaining any consents, to provide that, immediately prior to the Effective Time, (i) each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and, in exchange therefor, each former holder of each such canceled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding of Taxes required by applicable Law in accordance with Section 3.02(h)) equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock previously subject to such Company Stock Option, multiplied by (B) the total number of Shares previously subject to such Company Stock Option, whether or not vested (such amount, the “Option Amount”), and (ii) each share of Company Restricted Stock shall vest in full in accordance with the terms of the applicable Company Stock Plan and the Shares issued thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 3.01(c). All amounts payable pursuant to this Section 3.03 shall be paid as promptly as practicable following the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments as promptly as practicable after the Effective Time in accordance with the foregoing and the terms of the Company Stock Options or the applicable Company Stock Plans pursuant to which they were issued (as modified pursuant hereto). Prior to the Share Acceptance Time, except as otherwise agreed to by the parties, the Company shall take such action such that the Company Stock Plans shall terminate as of the Effective Time.

45. Further, defendant Koblish stands to reap personal financial gains not shared with the Company’s public shareholders should the Proposed Acquisition be consummated. According to Orthovita’s Form 8-K filed with the SEC on May 16, 2011, defendant Koblish secured a $500,000 bonus, which was approved by the Board, in connection with the Proposed Acquisition. The filing stated:

On May 15, 2011, Orthovita’s board of directors, upon recommendation of the compensation committee of the board of directors, approved the payment of a $500,000 bonus to Antony Koblish, Orthovita’s President and Chief Executive Officer, contingent upon the acceptance of Shares by Purchaser in the Offer.

46. Upon closing of the Proposed Acquisition, Koblish will also be entitled to a substantial cash payout should he not remain as an employee with the post-Proposed Acquisition company. In fact, should Koblish be terminated or decide to resign, he will be in line for a cash windfall of nearly $1 million according to the Company’s 2011 Proxy Statement issued on April 28, 2011.

47. The Proposed Acquisition will also result in a substantial windfall for Essex Woodlands, which is affiliated with defendant Barry, who is a Partner of Essex Woodlands, and defendants Tidmore and Thomas, who were recruited to the Board by Essex Woodlands. Essex Woodlands is rapidly liquidating certain positions in its portfolio, and in fact stated in its press release issued on May 16, 2011 that “[t]he acquisition of Orthovita, Inc. marks the third announced exit for Essex Woodlands within the past 30 days.” Given Essex Woodlands’s desire to sell its investment now, and its influence over the Board, it was able to help motivate the Board to agree to the Proposed Acquisition. The timing of the Proposed Acquisition is beneficial to Essex Woodlands, which is also making over $11.7 million in profit in the Proposed Acquisition, but detrimental to the Company’s unaffiliated shareholders who will be divested of their stake in the Company at this inopportune time.

48. The Proposed Acquisition is wrongful, unfair, and harmful to Orthovita’s public stockholders, and represents an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of Orthovita via an unfair process. Accordingly, the Proposed Acquisition will benefit the Individual Defendants at the expense of Orthovita shareholders.

49. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•

Withdraw their consent to the merger of Orthovita with Stryker and allow the shares to trade freely without impediments — including the $9.9 million termination fee, the no solicitation clause, and the matching rights provision;

•	Act independently so that the interests of Orthovita public stockholders will be protected;

•

Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Orthovita public stockholders; and

•	Solicit competing bids to Stryker’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

50. Plaintiff brings this action for himself and on behalf of all holders of Orthovita common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

51. This action is properly maintainable as a class action.

52. The Class is so numerous that joinder of all members is impracticable. According to Orthovita’s SEC filings, there were more than seventy-seven million shares of Orthovita common stock outstanding as of May 13, 2011.

53. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether Stryker and/or Owl aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(e) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

54. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

55. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

56. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

57. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

58. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff also brings his action derivatively in the right and for the benefit of Orthovita to redress injuries suffered, and to be suffered, by Orthovita as a direct result of breaches of fiduciary duty and waste of corporate assets by the Individual Defendants. As to the derivative claims, Orthovita is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of Orthovita in enforcing and prosecuting its rights.

61. Plaintiff was a shareholder of Orthovita at the time of the wrongdoing of which plaintiff complains and has been continuously since.

62. The current Board of Orthovita consists of the following seven individuals: defendants Koblish, Tidmore, Barry, Cheston, Paetzold, Thomas, and Touhey.

63. Plaintiff has not made a demand upon the Board because the Company faces irreparable injury. The Individual Defendants have already caused the Company to enter into the Merger Agreement, which, as explained herein, significantly affects the Company’s ability to shop itself. Moreover, Stryker is set to begin its tender offer soon. Once the Proposed Acquisition is completed, it would be impossible to “unmerge” the companies and recreate an auction atmosphere.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duties Against the Individual Defendants Brought Directly on

Behalf of Plaintiff and the Class

64. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff brings this claim directly on behalf of himself and the Class.

65. The Individual Defendants have violated the fiduciary duties of care and loyalty owed to the public shareholders of Orthovita and have acted to put their personal interests ahead of the interests of Orthovita shareholders.

66. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Orthovita.

67. The Individual Defendants have violated their fiduciary duties by entering Orthovita into the Proposed Acquisition without regard to the effect of the proposed transaction on Orthovita shareholders.

68. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty owed to the shareholders of Orthovita because, among other reasons:

(a) They failed to conduct a full and fair sales process for Orthovita, thereby failing in their duty to properly maximize the value of Orthovita to its public shareholders;

(b) they failed to properly value Orthovita and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

69. Because the Individual Defendants dominate and control the business and corporate affairs of Orthovita, and are in possession of or have access to private, corporate information concerning Orthovita’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Orthovita which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

70. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

71. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

72. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Orthovita’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

73. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

For Breach of Fiduciary Duties Against the Individual Defendants Brought Derivatively on Behalf of Orthovita

74. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff brings this claim derivatively on behalf of Orthovita.

75. The Individual Defendants have violated the fiduciary duties of care and loyalty owed to Orthovita and have acted to put their personal interests ahead of the interests of the Company.

76. The Individual Defendants have violated their fiduciary duties by entering Orthovita into the Proposed Acquisition without regard to the effect of the proposed transaction on Orthovita or its shareholders.

77. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty owed to Orthovita because, among other reasons:

(a) they failed to take steps to maximize the value of Orthovita;

(b) they failed to properly value Orthovita and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Acquisition.

78. Because the Individual Defendants dominate and control the business and corporate affairs of Orthovita, and are in possession of or have access to private corporate information concerning Orthovita’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Orthovita which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

79. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward the Company.

80. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward the Company, and have breached and are breaching their fiduciary duties to Orthovita.

81. As a result of the Individual Defendants’ unlawful actions, Orthovita will be irreparably harmed because it will be sold to Stryker for an unfair amount as a result of an unfair process. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed the Company, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition.

82. Orthovita has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can the Company be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

For Aiding and Abetting Breaches of Fiduciary Duty Against Stryker and Owl Brought Directly on Behalf of Plaintiff and the Class

83. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff brings this claim directly on behalf of himself and the Class.

84. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

85. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

86. Defendants Stryker and Owl colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

87. Defendants Stryker and Owl participated in the breaches of fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants Stryker and Owl obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants Stryker and Owl will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

88. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

FOURTH CAUSE OF ACTION

For Aiding and Abetting Breaches of Fiduciary Duty Against Stryker and Owl Brought Derivatively on Behalf of Orthovita

89. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff brings this claim derivatively on behalf of Orthovita.

90. The Individual Defendants owed to the Company fiduciary duties as fully set out herein.

91. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to the Company.

92. Defendants Stryker and Owl colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties Orthovita.

93. Defendants Stryker and Owl participated in the breaches of fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants Stryker and Owl obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants Stryker and Owl will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

94. The Company shall be irreparably injured as a direct and proximate result of the aforementioned acts.

FIFTH CAUSE OF ACTION

Against the Individual Defendants for Waste of Corporate Assets Brought Derivatively on

Behalf of Orthovita

95. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein. Plaintiff brings this claim derivatively on behalf of Orthovita.

96. As a result of the misconduct described above, the Individual Defendants wasted corporate assets by entering into the Merger Agreement.

97. As a result of the waste of corporate assets, the Individual Defendants are liable to the Company.

98. Plaintiff, on behalf of Orthovita, has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and the Company and against defendants as follows:

A. Declaring that this action is properly maintainable as a derivative and class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Orthovita and obtain a transaction which is in the best interests of Orthovita shareholders;

F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: 5/26/11	RYAN & MANISKAS, LLP KATHARINE M. RYAN PA Bar No. 42184 RICHARD A. MANISKAS PA Bar No. 85942

RICHARD A. MANISKAS

995 Old Eagle School Road, Suite 311 Wayne, PA 19087 Telephone: (484) 588-5516 Facsimile: (484) 450-2582

ROBBINS UMEDA LLP

BRIAN J. ROBBINS

STEPHEN J. ODDO

ARSHAN AMIRI

LAUREN E. ROSNER

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

VERIFICATION

I, Andrew Thorn, verify that the statements made in this complaint are true and correct to the best of my knowledge, information, and belief. I understand that false statements made herein are subject to the penalties of 18 PA. C.S, Subsection 4904, relating to unsworn falsification to authorities.

DATED: 5/25/11
ANDREW THORN